SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Oramed Pharmaceuticals Inc.
(Name of Issuer)

Common Stock, par value $0.012 per share
(Title of Class of Securities)

68403P203
(CUSIP Number)

Miriam Kidron
c/o Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/4 Givat Ram
PO Box 39098
Jerusalem, Israel 91390
(+972) 2-566-0001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	Schedule 13D/A	Page 2 of 6 Pages

1.	Names of reporting persons Miriam Kidron
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 496,114(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 496,114(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 496,114(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 4.8%(2)
14.	Type of reporting person (See Instructions) IN

(1) Includes 280,114 shares of Common Stock issuable upon the exercise of an outstanding warrant and 216,000 shares of Common Stock issuable upon the exercise of outstanding stock options, all exercisable within 60 days of February 2, 2014.

(2) Based on an aggregate of 10,255,773 shares of Common Stock, which includes 9,759,659   shares of Common Stock that the Issuer advised were issued and outstanding as of February  2, 2014 and 496,114 shares of Common Stock, which may be acquired within 60 days of February 2, 2014, as described in footnote 1 above.

CUSIP No. 68403P203	Schedule 13D/A	Page 3 of 6 Pages

This Amendment No. 1 to Schedule 13D, which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on February 11, 2013 (as amended, the “Schedule 13D”) by Miriam Kidron (the “Reporting Person”), is being filed to reflect a material decrease in the percentage of the common stock, $0.012 par value per share (the “Common Stock”), of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Person, due to the issuance of additional shares of Common Stock by the Issuer on December 30, 2013.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the Common Stock of the Issuer.

The principal executive offices of the Issuer are located at Hi-Tech Park 2/4, Givat Ram, Jerusalem, 91390 Israel.

Item 2.	Identity and Background

There have been no material changes to the information previously reported in the Schedule 13D with respect to the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable.  As described above, the events giving rise to the requirement of the Reporting Person to file this Amendment No. 1 did not involve any transactions effected by the Reporting Person with respect to the Common Stock.

Item 4.	Purpose of Transaction

There have been no material changes to the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided herein is based on an aggregate of 10,255,773 shares of Common Stock outstanding, which includes 9,759,659 shares of Common Stock that the Issuer advised were issued and outstanding as of February 2, 2014 and 496,114 shares of Common Stock issuable within 60 days of February 2, 2014, as set forth below.

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of page 2.

On August 14, 2007, the Issuer granted to the Reporting Person a warrant to purchase up to 280,114 shares of Common Stock at an exercise price of $0.012 per share (the “Warrant”).  The Warrant vested immediately and had an initial expiration date of August 14, 2012.  On August 8, 2012, the Issuer extended the term of the Warrant until August 6, 2014.

CUSIP No. 68403P203	Schedule 13D/A	Page 4 of 6 Pages

The Issuer granted to the Reporting Person options to purchase shares of Common Stock (“Options”), which can be exercised by the Reporting Person within 60 days of February 2, 2014 to purchase an aggregate of 216,000 shares of Common Stock of the Issuer. The Issuer granted Options to the Reporting Person as follows:

•
On May 7, 2008, the Issuer granted 72,000 Options to the Reporting Person under the Issuer's 2008 Stock Incentive Plan (the “2008 Plan”) at an exercise price of $6.48 per share; 12,000 of such Options vested immediately on the date of grant and the remainder vested in twenty equal monthly installments, commencing on June 30, 2008. The Options have an expiration date of May 7, 2018.

•
On April 21, 2010, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $5.88 per share; 9,000 of such Options vested immediately on the date of grant and the remainder vested in twenty-one equal monthly installments, commencing on May 31, 2010. The Options have an expiration date of April 20, 2020.

•
On August 8, 2012, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $4.08 per share; 21,000 of such Options vested immediately on the date of grant and the remainder vests in seventeen equal monthly installments, commencing on August 31, 2012. The Options have an expiration date of August 8, 2022.

The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 496,114, which represents approximately 4.8% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of the Warrant and the Options reported above. Upon exercise of the Warrant and the Options reported herein, the Reporting Person will have the sole power to vote or direct the vote, and to dispose or direct the disposition, of 496,114 shares of Common Stock of the Issuer.

(c) The Reporting Person has not effected any transaction in the shares of Common Stock of the Issuer in the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on December 30, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There have been no material changes to the information previously reported in the Schedule 13D.

CUSIP No. 68403P203	Schedule 13D/A	Page 5of 6 Pages

Item7.	Material to be Filed as Exhibits

Exhibit 99.1	Option of Oramed Pharmaceuticals Inc. issued to Dr. Miriam Kidron on August 14, 2007 (incorporated by reference from the Issuer's registration statement on Form S-8 filed December 22, 2009).
Exhibit 99.2
Amendment No. 1, dated August 28, 2012, to Option of Oramed Pharmaceuticals Inc. issued to Dr. Miriam Kidron on August 14, 2007 (incorporated by reference from the Issuer's registration statement on Form S-1 filed February 1, 2013).

CUSIP No. 68403P203	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2014

/s/ Miriam Kidron MIRIAM KIDRON